Exhibit 99.1

Sixth Amendment to
Third Amended and Restated Credit Agreement

This Sixth Amendment to Third Amended and Restated Credit Agreement (this “Amendment”) is dated as of August 19, 2014, among Student Transportation of America, Inc., a Delaware corporation (the “Borrower”), Student Transportation of Canada Inc., an Ontario Corporation (“STC”), Parkview Transit Inc. (“Parkview” and together with STC individually, a “Canadian Borrower” and collectively, the “Canadian Borrowers”), the Guarantors party hereto, the financial institutions listed on the signature pages hereof as Lenders and BMO Harris Bank N.A. (f/k/a Harris N.A.), as administrative agent (in such capacity, the “Administrative Agent”).

Preliminary Statements

A.The Borrower, the Canadian Borrowers, Student Transportation of America Holdings, Inc., the guarantors party thereto (the “Guarantors”), the financial institutions party thereto as Lenders and the Administrative Agent have heretofore entered into that certain Third Amended and Restated Credit Agreement, dated as of February 4, 2011 (as heretofore amended or otherwise modified, the “Credit Agreement”); and

B.The Borrower and Canadian Borrowers have asked the Lenders to extend the Revolving Credit Termination Date, increase the aggregate Revolving Credit Commitments, and make certain other modifications to the Credit Agreement, and the Lenders and the Administrative Agent are willing to do so on the terms and conditions set forth in this Amendment.

Now, Therefore, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
Definitions

Section 1.1. Use of Defined Terms.  Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Credit Agreement shall have such meanings when used in this Amendment.

Article II
Amendment

Section 2.1. Clause (i) in the first sentence of Section 1.17 of the Credit Agreement is hereby amended in its entirety and as so amended shall read as follows:

(i) after the Sixth Amendment Effective Date, any increase of the aggregate amount of the Revolving Credit Commitments and/or the Canadian Revolving Credit Commitments to an amount in excess of the U.S. Dollar Equivalent of $100,000,000 will require the approval of the Required Lenders,

Section 2.2. The definition of “Revolving Credit Termination Date” appearing in Section 5.1 of the Credit Agreement is hereby amended in its entirety and as so amended shall read as follows:

“Revolving Credit Termination Date” means August 19, 2019, or such earlier date on which the Revolving Credit Commitments are terminated in whole pursuant to Section 1.14, 9.2 or 9.3 hereof, or, if earlier, the date that is 90 days prior to the maturity date as in effect from time to time of the Senior Secured Notes then outstanding, if any such Senior Secured Notes are then outstanding.

Section 2.3. Section 5.1 of the Credit Agreement shall be further amended by inserting new defined terms therein in their appropriate alphabetical order, each such defined term to read in its entirety as follows:

“Sixth Amendment” means that certain Sixth Amendment to Third Amended and Restated Credit Agreement.

“Sixth Amendment Effective Date” means August 19, 2014, or such later date when the conditions precedent to the Sixth Amendment have been met to the satisfaction of the Administrative Agent.

Section 2.4. Section 8.25 of the Credit Agreement is hereby amended in its entirety and as so amended shall read as follows:

Section 8.25. Total Leverage Ratio. STA Holdings shall not permit the Total Leverage Ratio as of the last day of each fiscal quarter of the Parent to be greater than the corresponding ratio set forth opposite such period:

Fiscal Quarter Ending on or About	Total Leverage Ratio
March 31, 2013 through March 31, 2016	5.00 to 1.00
June 30, 2016 and thereafter	4.75 to 1.00

Section 2.5. Section 8.26 of the Credit Agreement is hereby amended in its entirety and as so amended shall read as follows:

Section 8.26. Senior Leverage Ratio.  STA Holdings shall not permit the Senior Leverage Ratio as of the last day of each fiscal quarter of the Parent to be greater than the corresponding ratio set forth opposite such period:

Fiscal Quarter Ending on or About	Senior Leverage Ratio
March 31, 2013 through March 31, 2016	3.00 to 1.00
June 30, 2016 and thereafter	2.75 to 1.00

Section 2.6. The Borrowers have requested that from and after the effectiveness of this Amendment the aggregate Revolving Credit Commitments be increased to $180,000,000 and reallocated among the Lenders and that the Canadian Revolving Credit Commitments be reallocated among the Canadian Lenders.  Accordingly, Schedule I of the Credit Agreement is hereby amended in its entirety and as so amended shall be as set forth on Schedule I hereto.

Section 2.7. Schedule 6.2 of the Credit Agreement is hereby amended in its entirety and as so amended shall be as set as Schedule 6.2 hereto.

Article III
Representations And Warranties

Section 3.1.  Credit Agreement Representations.  In order to induce the Lenders and the Administrative Agent to enter into this Amendment, the Borrower, each Canadian Borrower and STA Holdings hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 6 of the Credit Agreement and additionally represent and warrant to the Administrative Agent and each Lender as set forth in this Article III.

Section 3.2.  Due Authorization, Non-Contravention, etc.  The execution, delivery and performance by the Borrower, each Canadian Borrower, STA Holdings and each other Guarantor of this Amendment are within the Borrower’s, each Canadian Borrower’s, STA Holdings’ and each other Guarantor’s powers, have been duly authorized by all necessary corporate or limited liability company action, as applicable, and do not:

(a)contravene the Borrower’s, either Canadian Borrower’s, STA Holdings’ or any other Guarantor’s constituent documents;

(b)contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting the Borrower, either Canadian Borrower, STA Holdings or any other Guarantor; or

(c)result in, or require the creation or imposition of, any Lien on any of the Borrower’s, either Canadian Borrower’s, STA Holdings’ or any other Guarantor’s properties.

Section 3.3. Government Approval, Regulation, etc.  No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by the Borrower, either  Canadian Borrower, STA Holdings or any other Guarantor of this Amendment.

Section 3.4. Validity, etc.  This Amendment constitutes the legal, valid and binding obligation of the Borrower, each Canadian Borrower, STA Holdings and each other Guarantor enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors’ rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

Article IV
Conditions Precedent
and
Conditions Subsequent

Section 4.1. Conditions Precedent. The effectiveness of this Amendment is subject to the following:

(i)Execution and delivery of this Amendment executed by each of the Borrower, the Canadian Borrowers, the Guarantors, the Administrative Agent, the Continuing Lenders (as hereinafter defined) and the New Lenders (as hereinafter defined);

(ii)The Administrative Agent shall have received for each Lender copies of STA Holdings’, the Borrower’s, each Canadian Borrower’s and each Guarantor’s articles of incorporation and bylaws (or comparable constituent documents) and any amendments thereto, certified in each instance by its Secretary or Assistant Secretary (to the extent that any of the foregoing documents (i) has been previously delivered in connection with the Credit Agreement or a previous amendment to the Credit Agreement and (ii) has not been amended since the date of such delivery and continues to be in full force and effect, the Borrower, Canadian Borrower or such Guarantor, as applicable, may deliver to the Administrative Agent an officer’s certificate to such effect in lieu of such document (such certificate shall state when such document was previously delivered));

(iii)The Administrative Agent shall have received for each Lender copies of resolutions of STA Holdings’, the Borrower’s, each Canadian Borrower’s and each Guarantor’s Board of Directors authorizing the execution, delivery and performance of this Amendment and the other Loan Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, together with specimen signatures of the persons authorized to execute such documents on behalf of STA Holdings, each Canadian Borrower, the Borrower and each Guarantor, all certified in each instance by its Secretary or Assistant Secretary;

(iv)The Administrative Agent shall have received for each Lender copies of the certificates of good standing or certificate of status, as applicable for STA Holdings, the Borrower, each Canadian Borrower, the Parent and each Guarantor (dated no earlier than 30 days prior to the date hereof) from the office of the secretary of state or other relevant government official of the jurisdiction of its incorporation or organization;

(v)The Administrative Agent shall have received for each Lender the favorable written opinion of counsel to STA Holdings, the Borrower, the Canadian Borrowers, the Parent and each Guarantor, in form and substance reasonably satisfactory to the Administrative Agent;

(vi)The Administrative Agent shall have received for itself and for the Lenders the fees as agreed between the Borrower and Administrative Agent pursuant to pursuant to a fee letter dated as of July 25, 2014;

(vii)The Administrative Agent shall have received a certificate demonstrating to the Administrative Agent’s satisfaction that (a) since March 31, 2014, there has been no change in the condition (financial or otherwise) of the Borrower and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole, except those occurring in the ordinary course of business, none of which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, (b) Adjusted EBITDA for the twelve (12) calendar month period ended March 31, 2014 is not less than $65,000,000 and (c) the Total Leverage Ratio for the same twelve (12) calendar month period is less than 4.50 to 1.0 and the Senior Leverage Ratio for the same twelve (12) calendar month period is less than 2.25 to 1.0, in each case as adjusted to give effect to any Permitted Acquisition completed following the end of such period and any Loans incurred in connection therewith;

(viii)After giving effect to this Amendment, there shall be at least $15,000,000 of Unused Revolving Credit Commitments and at least CAN$15,000,000 of Unused Canadian Revolving Credit Commitments provided that accounts payable are at historically normal levels reasonably acceptable to the Administrative Agent; and

(ix)The Administrative Agent shall have received such other documents, instruments, certificates and opinions relating to the Canadian Borrowers and any guarantor of the Canadian Borrower obligations as the Administrative Agent shall have requested.

Section 4.2 Conditions Subsequent.  STA Holdings, the Borrower, the Canadian Borrower and each Guarantor hereby agree that on or prior to the date occurring 60 days (or such later date as shall be approved by the Administrative Agent) after the effectiveness of this Amendment:

(i)The Administrative Agent shall have received (a) fully executed supplements to each of the Mortgages, such supplements to be in form and substance acceptable to the Administrative Agent and (b) with respect to each of the properties subject to the Mortgages, date down endorsements with respect to the existing title insurance policies delivered in connection with the Credit Agreement in form and substance reasonably acceptable to the Administrative Agent from a title insurance company reasonably acceptable to the Administrative Agent insuring the Lien of such Mortgages to be valid first priority Liens subject to no defects or objections which are unacceptable to the Administrative Agent, together with such endorsements as the Administrative Agent may reasonably require, and otherwise reasonably satisfactory in form and substance to the Administrative Agent.

The failure to comply with the provisions of this Section 4.2 shall be an Event of Default under the Credit Agreement.

Article V
Miscellaneous Provisions

Section 5.1. Ratification of and References to the Credit Agreement.  Except for the amendment expressly set forth above, the Credit Agreement and each other Loan Document is hereby ratified, approved and confirmed in each and every respect.  The Borrower, each Canadian Borrower, and each Guarantor hereby acknowledges and agrees that (i) the Liens created and provided for by the Collateral Documents continue to secure, among other things, the Obligations arising under the Credit Agreement as amended hereby and (ii) the Collateral Documents and the rights and remedies of the Administrative Agent thereunder, the obligations of the Borrower, the Canadian Borrowers and each Guarantor thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby.  Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Collateral Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment.  Reference to this specific Amendment need not be made in the Credit Agreement, the Note(s), or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Credit Agreement, any reference in any of such items to the Credit Agreement being sufficient to refer to the Credit Agreement as amended hereby.

Section 5.2. Effect of Amendment.  From and after the date of effectiveness hereof, (i) the Commitments of those Lenders under the Credit Agreement that are continuing as Lenders under the Credit Agreement (the “Continuing Lenders”) shall be amended as set forth on Schedule 1 hereto and (ii) the Commitments of those Lenders party to the Credit Agreement that were not “Lenders” under the Credit Agreement immediately prior to the date hereof (the “New Lenders”) shall be as set forth on Schedule I hereto.  Each New Lender agrees to be bound by the terms and conditions set forth in the Credit Agreement as if it were an original signatory thereto and each New Lender specifies as its facility office and address for notices as set forth on its Administrative Questionnaire.

The Continuing Lenders and New Lenders each agree to make such purchases and sales of interests in the Loans, L/C Obligations and Canadian L/C Obligations outstanding on the Closing Date between themselves so that each Continuing Lender and New Lender is then holding its relevant Percentage of outstanding Loans and risk participation interests in outstanding L/C Obligations and Canadian L/C Obligations based on their Commitments as in effect after giving effect hereto (such purchases and sales shall be arranged through the Administrative Agent and each Lender hereby agrees to execute such further instruments and documents, if any, as the Administrative Agent may reasonably request in connection therewith and the Borrower and Canadian Borrowers, as applicable, shall pay to each Continuing Lender all amounts, if any, payable pursuant to Section 1.13 of the Credit Agreement as if the outstanding Loans had been prepaid on the Closing Date), with all subsequent extensions of credit under this Agreement (including, without limitation, participations in respect of all Swing Loans, Letters of Credit and Canadian Letters of Credit) to be made in accordance with the respective Commitments of the Lenders from time to time party to this Agreement as provided herein.  All references made to the Existing Credit Agreement in any Loan Document or in any other instrument or document shall, without more, be deemed to refer to this Agreement.  This Agreement amends and restates the Existing Credit Agreement and is not intended to be or operate as a novation or an accord and satisfaction of the Existing Credit Agreement or the indebtedness, obligations and liabilities of the Borrower, the Canadian Borrowers or any Guarantor evidenced or provided for thereunder.

Section 5.3. Headings.  The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 5.4. Execution in Counterparts.  This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement.

Section 5.5. No Other Amendments.  Except for the amendments expressly set forth above, the text of the Credit Agreement and the other Loan Documents shall remain unchanged and in full force and effect, and the Lenders and the Administrative Agent expressly reserve the right to require strict compliance with the terms of the Credit Agreement and the other Loan Documents.

Section 5.6. Costs and Expenses.  The Borrower agrees to pay on demand all costs and expenses of or incurred by the Administrative Agent in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Administrative Agent.

Section 5.7. Governing Law.  This Amendment shall be construed in accordance with and governed by the internal law of the State of Illinois.

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In Witness Whereof, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

“Guarantors”

Student Transportation Inc.
Canadex Resources Inc
Leuschen Bros. Limited
Student Transportation of America Holdings, Inc.
Student Transportation of America ULC
Santa Barbara Transportation Corporation
STA of Connecticut, Inc.
Student Transportation of New Hampshire, Inc.
Rick Bus Company
STA of Pennsylvania, Inc.
Krise Bus Service, Inc.
Student Transportation of Vermont, Inc.
STA of New York, Inc.
Ledgemere Transportation, Inc.
Positive Connections, Inc.
Altoona Student Transportation, Inc.
Student Transportation of Florida, Inc.
Jordan Transportation, Inc.
Jordan Bus Service, Inc.
Grand Island Transit Corporation
Dairyland-Hamilton, Inc.
Lakeland Area Bus Service, Inc.
Lakeside Buses of Wisconsin, Inc.
Dairyland Buses, Inc.
Ocean State Transit, LLC
SchoolWheels Direct, Inc.
Student Transportation of Nebraska, Inc.
Williams Bus Lines Co.
Mission School Transportation, Inc.
Transportation Sector Consultants, Inc.

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

Signature Page to Sixth Amendment to Third Amended and Restated Credit Agreement

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

Signature Page to
Sixth Amendment to Third Amended and Restated Credit Agreement

Schedule I

Name of Lender	Revolving Credit Commitment	Canadian Revolving Credit Commitment
BMO Harris Financing, Inc.	$36,000,000
Bank of Montreal		CAN$9,000,000
The Bank of Nova Scotia	$36,000,000	CAN$9,000,000
Raymond James Bank, N.A.	$12,000,000
Raymond James Finance Company of Canada Limited		CAN$3,000,000
Siemens Financial Services, Inc.	$12,000,000	CAN$3,000,000
The Toronto-Dominion Bank		CAN$7,000,000
Toronto Dominion (Texas) LLC	$28,000,000
Fifth Third Bank	$16,000,000	CAN$4,000,000
National Bank of Canada	$20,000,000	CAN$5,000,000
HSBC Bank Canada	$20,000,000	CAN$5,000,000
Total	$180,000,000.00	CAN$45,000,000.00

Schedule 6.2

Subsidiaries

The ownership of Holdings stock is as described in the Public Reports.

Name of owner	Name of Issuer	Jurisdiction of Incorporation	No. of Shares/Units	Certificate No.
Student Transportation of America, Inc.	STA of Connecticut, Inc.	Connecticut	10	2
Student Transportation of America, Inc.	Student Transportation of New Hampshire, Inc.	New Hampshire	200	14
Student Transportation of America, Inc.	Rick Bus Company	New Jersey	100	8
Student Transportation of America, Inc.	STA of Pennsylvania, Inc.	Pennsylvania	300	6
Student Transportation of America, Inc.	Santa Barbara Transportation Corporation	California	1,000	C-6
Student Transportation of America, Inc.	Student Transportation of Vermont, Inc.	Vermont	50	5
Student Transportation of America, Inc.	STA of New York, Inc.	New York	200	30
Student Transportation of America, Inc.	Positive Connections, Inc.	Illinois	1,000	1
Student Transportation of America, Inc.	Ledgemere Transportation, Inc.	Maine	3,750	3
Student Transportation of America, Inc	Student Transportation of Canada Inc.	Ontario	100	C-1
Student Transportation of America, Inc.	Jordan Transportation, Inc.	NJ	100	8

Name of owner	Name of Issuer	Jurisdiction of Incorporation	No. of Shares/Units	Certificate No.
Student Transportation of America, Inc.	Grand Island Transit Corporation	NY	520 Shares	108
Student Transportation of America, Inc.	Student Transportation of Florida, Inc.	FL	100 Shares	1
Student Transportation of America, Inc.	Jordan Bus Service, Inc. (formerly named Kevah Konner)	NJ	104 Shares	2
Student Transportation of America Inc.	Student Transportation of America Holdings, Inc.	Delaware	12,764,554 Common Shares	CA-4, CA-5, CA-6
Student Transportation of America Holdings, Inc.	Student Transportation of America ULC	Nova Scotia	421,409 Shares
Student Transportation of America Holdings, Inc.	Student Transportation of America, Inc.	Delaware	1,000 Shares	16
STA of Pennsylvania, Inc.	Krise Bus Service, Inc.	Pennsylvania	100 Shares	2
STA of Pennsylvania, Inc.	Altoona Student Transportation, Inc.	Delaware	1,000 Shares	1

Name of owner	Name of Issuer	Jurisdiction of Incorporation	No. of Shares/Units	Certificate No.
Student Transportation of Canada, Inc.	Leuschen Bros. Limited	ONTARIO	1,000 Class A 1,000 Class C Preference 1,000 Class D Preference 1,000 Class E Preference 1,000 Class F Preference 1,000 Class B Common 2,100 Class H Preference 4,000 Class G Preference	AC-2 C-2 D-2 E-2 F-2 BC-2 H-2 G-2
Student Transportation Inc.	Parkview Transit Inc.	Ontario	1 Share	C-1
Parkview Transit Inc.	Canadex Resources Inc.	Alberta	102 Shares	A-3
Student Transportation of America, Inc.	Ocean State Transit, LLC	Rhode Island	100 Units	2
Student Transportation of America, Inc.	Dairyland Buses, Inc.	Wisconsin	100 Shares	119
Student Transportation of America, Inc.	Dairyland-Hamilton Inc.	Wisconsin	6,705 Shares	5
Student Transportation of America, Inc.	Lakeland Area Buses Services, Inc.	Wisconsin	70 Shares	11
Student Transportation of America, Inc.	Lakeside Buses of Wisconsin	Wisconsin	200 Shares	10

Name of owner	Name of Issuer	Jurisdiction of Incorporation	No. of Shares/Units	Certificate No.
Student Transportation of America, Inc.	SchoolWheels Direct, Inc.	Delaware	100 Shares	1
Student Transportation of America, Inc.	Student Transportation of Nebraska, Inc.	Nebraska	100 Shares	001
Student Transportation of America, Inc.	Williams Bus Lines Co. Inc.	Pennsylvania	250 Common Shares	02
Student Transportation of America, Inc.	Mission School Transportation, Inc.	California	1000	1
Student Transportation of America, Inc.	Transportation Sector Consultants, Inc.	Delaware	100	1